NEWS		Exhibit 99

	For Release:	August 5, 2009
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

	Contact:	Amy Rutledge
218-723-7400
218-348-2961
arutledge@mnpower.com

ALLETE reports second quarter earnings

Duluth, Minn. — ALLETE, Inc. (NYSE: ALE) today reported second quarter 2009 earnings of 29 cents per share, on net income of $9.4 million and total operating revenue of $164.7 million. Quarterly results included a $1.5 million, or 5 cent per share, after-tax charge related to interim rates collected in 2008.

In 2008, ALLETE reported second quarter earnings of 37 cents per share on net income of $10.7 million and operating revenue of $189.8 million. Last year’s results included a $3 million after-tax gain, equivalent to 10 cents per share, from the sale of a shopping center in Winter Haven, Fla.

Regulated Operations net income increased $3.5 million from the second quarter of 2008. Last year’s results were reduced by higher operating and maintenance expenses related to a planned generating plant outage at Minnesota Power. New wholesale and retail electric rates, and higher income from ALLETE’s investment in the American Transmission Co. were reflected in this year’s second quarter results. Total electric kilowatt hours sales were down 6 percent from the same period a year ago.

The Minnesota Public Utilities Commission (MPUC) recently held a hearing to address requests for reconsideration filed by parties to Minnesota Power’s current retail rate increase request. At the hearing, the MPUC approved a final annual rate increase of $20.4 million, but reduced the allowed revenue collected during the interim rate period by $6.3 million. As a result, the company recorded an additional liability for refunds during the second quarter, including the aforementioned amount related to interim rates collected in 2008.

ALLETE’s Investments and Other segment recorded a $1.3 million net loss for the quarter compared to $3.5 million net income a year ago. The year-over-year comparison was impacted by the shopping center sale at ALLETE Properties in 2008 and lower earnings on cash in 2009.

Earnings in the second quarter of 2009 were also diluted by three cents per share due to an increase in common shares outstanding year-over-year.

Based on its revised outlook for 2009 which reflects the impact of the MPUC’s rate case reconsideration, ALLETE expects to report year-end earnings of $2.00 to $2.15 per share, excluding the 2008 portion of interim rate refunds.

“Minnesota Power intends to seek additional rate relief soon,” said ALLETE Chairman and CEO Don Shippar. “Our significant capital investment program is the primary reason we plan to file a rate increase request with the MPUC before the end of this year.” Shippar explained that Minnesota Power’s capital expenditures are necessary to meet state-mandated renewable energy and environmental standards, as well as to maintain its low-cost generation fleet and enhance the regional transmission grid.

ALLETE provides regulated energy services in Minnesota and Wisconsin, owns BNI Coal of North Dakota and maintains investments in the American Transmission Company and Florida real estate. More information about the company is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

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ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended June 30, 2009 and 2008
Millions Except Per Share Amounts – Unaudited

	Quarter Ended		Year to Date
	2009	2008	2009	2008
Operating Revenue
Operating Revenue	$167.0	$189.8	$371.9	$403.2
Prior Year Rate Refunds	(2.3)	–	(7.6)	–
Total Operating Revenue	164.7	189.8	364.3	403.2

Operating Expenses
Fuel and Purchased Power	56.8	75.0	129.6	161.3
Operating and Maintenance	76.7	84.4	157.2	167.5
Depreciation	15.5	12.9	30.7	25.6
Total Operating Expenses	149.0	172.3	317.5	354.4
Operating Income	15.7	17.5	46.8	48.8
Other Income (Expense)
Interest Expense	(8.4)	(6.6)	(17.1)	(12.6)
Equity Earnings in ATC	4.3	3.6	8.5	7.0
Other	1.9	2.5	3.0	11.1
Total Other Income (Expense)	(2.2)	(0.5)	(5.6)	5.5

Income Before Non-Controlling Interest and Income Taxes	13.5	17.0	41.2	54.3
Income Tax Expense	4.2	6.2	15.0	19.9
Net Income	9.3	10.8	26.2	34.4
Less: Non-Controlling Interest in Subsidiaries	(0.1)	0.1	(0.1)	0.1
Net Income Attributable to ALLETE	$9.4	$10.7	$26.3	$34.3

Average Shares of Common Stock
Basic	31.8	28.8	31.3	28.7
Diluted	31.8	28.9	31.4	28.8

Basic and Diluted Earnings Per Share of Common Stock	$0.29	$0.37	$0.84	$1.19

Dividends Per Share of Common Stock	$0.44	$0.43	$0.88	$0.86

Consolidated Balance Sheet
Millions – Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2009	2008		2009	2008
Assets			Liabilities and Equity
Cash and Short-Term Investments	$72.4	$102.0	Current Liabilities	$145.9	$150.7
Other Current Assets	160.0	150.3	Long-Term Debt	627.2	588.3
Property, Plant and Equipment	1,481.7	1,387.3	Other Liabilities	360.4	389.3
Investment in ATC	82.1	76.9	Deferred Income Taxes & Investment Tax Credits	199.3	169.6
Investments	135.6	136.9	Equity	884.8	836.9
Other	285.8	281.4
Total Assets	$2,217.6	$2,134.8	Total Liabilities and Equity	$2,217.6	$2,134.8

	Quarter Ended		Year to Date
	June 30,		June 30,
ALLETE, Inc.	2009	2008	2009	2008
Income (Loss)
Millions
Regulated Operations	$10.7	$7.2	$28.4	$27.3
Investments and Other	(1.3)	3.5	(2.1)	7.0
Net Income Attributable to ALLETE	$9.4	$10.7	$26.3	$34.3
Diluted Earnings Per Share	$0.29	$0.37	$0.84	$1.19

Statistical Data
Corporate
Common Stock
High	$29.14	$46.11	$33.27	$46.11
Low	$24.45	$38.82	$23.35	$33.76
Close	$28.75	$42.00	$28.75	$42.00
Book Value	$25.66	$24.51	$25.66	$24.51

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	242	239	617	602
Commercial	331	327	709	709
Municipals	222	227	487	499
Industrial	874	1,789	2,197	3,612
Total Retail and Municipal	1,669	2,582	4,010	5,422
Other Power Suppliers	1,107	375	2,024	779
Total Regulated Utility	2,776	2,957	6,034	6,201
Non-regulated Energy Operations	49	59	106	109
Total Kilowatt-hours Sold	2,825	3,016	6,140	6,310

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.